April 2, 2013

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Medley Capital Corporation – Registration Statement on Form N-2 (File No: 333-187324)

Dear Ms. Cole and Ms. Stout:

On behalf of Medley Capital Corporation (the “Company”), below please find the Company’s response to the comment of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in a letter, dated March 26, 2013, to the Company relating to the above-referenced registration statement.

At the outset, the Company refers the Staff to a letter, dated March 13, 2012 (the “Prior Letter”), previously filed by the Company with the SEC that contains a detailed discussion of the Company’s valuation process, including its use of the market yield analysis in connection with the determination of the fair value of its Level 3 performing debt investments. As noted in the Prior Letter, the Company believes that the static nature of the movements in the fair value of its Level 3 performing debt investments is due to the fairly unseasoned nature of its Level 3 debt investment portfolio (i.e., the Company acquired the vast bulk of such investments within the last year or so and, in all cases, in connection with or subsequent to its January 2011 initial public offering) and the fact that interest rates in the private debt market for the types of middle market companies invested in by the Company have been relatively stable during this period (i.e., from January 2011 to date). See Exhibit A to the Prior Letter for a graphic representation of the stable nature of interest rates in the private debt market for the various categories of middle market company debt investments during this period.1

On the other hand, the Company believes that there would likely be greater fluctuations in the fair value of the Company’s Level 3 performing debt investments if the interest rates in the private debt middle market referenced above experiences greater volatility given that market interest rates are a key driver in the Company’s valuations thereof. In this regard and as noted in the Prior Letter,

1 In contrast and as likely alluded to in the Staff’s comment, interest rates in the public debt and syndicated leverage loan markets for the larger market companies have experienced a greater degree of volatility during this period.

“[t]o the extent that the Company’s current carrying value is within the range of [determined] fair values and the Company is unable to determine that any particular point within the range of [determined] fair values is more representative of the price the Company expects that it could receive in a sale of the debt investment (i.e., the exit price) than any other point within the range, the Company concludes that the current carrying value is the value most representative of the exit price in a hypothetical market transaction and no change is made to the carrying value (fair value) of the Company’s debt investment.

. . . [I]f the Company’s current carrying value is within the range of [determined] fair values, but the Company determines that a particular point within the range of [determined] fair values is more representative of the price the Company expects that it could receive in a sale of the investment (i.e., exit price), then the carrying value of the Company’s debt investment is changed to equal that point (fair value). Alternatively, if the Company’s carrying value is not within the range of [determined] fair values, then the carrying value of the Company’s debt investment will be changed to equal a fair value within the range of determined fair values that is most representative of the price the Company expects that it could receive in a sale of the debt investment in a transaction between willing market participants.”2

Thus, as referenced above, in a volatile interest rate environment, the Company would expect that either (i) the then current carrying value of its Level 3 performing debt investments would be less likely to be within the range of determined fair values or (ii) a point within the range of fair values other than the then current carrying values of the investments would be more likely to be representative of the price the Company could receive in a sale of the investments. As a result, the then current carrying values of the Company Level 3 performing debt investments would be changed to equal a fair value within the range of determined fair values that would be most representative of the price the Company could expect to receive in a sale of the debt investments, which, in turn, would result in greater volatility in the determined fair values of its Level 3 debt investments.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

2 See pages 3 and 4 of the Prior Letter.

2